Exhibit 99.6

Consent of Director Nominee

          Wave2Wave Communications, Inc. is filing an Amendment No. 1 to a Registration Statement on Form S-1 (Registration No. 333-164791) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of common stock of Wave2Wave Communications, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Wave2Wave Communications, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Robert P. Heller

Name: Robert P. Heller

Date:April 5, 2010